UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 2, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 2, 2005 - Management Change



                                                                     2 June 2005

                            BUNZL MANAGEMENT CHANGE

Bunzl plc announces that for personal reasons Christoph Sander has decided not to assume the role of Chief Executive of Bunzl following the demerger. Mr Sander continues as a director of Bunzl but will be taking a leave of absence from his executive duties. Bunzl is instigating an executive search to identify a new Chief Executive as soon as possible. In the meantime Anthony Habgood will continue in his existing role as Executive Chairman.

Bunzl also confirms that Brian May will assume the role of Finance Director designate with effect from the demerger.

Enquiries:

Bunzl plc                                                    Finsbury
Anthony Habgood                                              Roland Rudd
David Williams                                               Morgan Bone
Tel: 020 7495 4950                                           Tel: 020 7251 3801






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 2, 2005                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman